Endurance Specialty Holdings Ltd.

Waterloo House

100 Pitts Bay Road

Pembroke HM 08, Bermuda

            June 12, 2014

VIA EDGAR AND EMAIL TRANSMISSION

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Nicholas P. Panos, Senior Special Counsel
Geoff Kruczek, Attorney-Advisor

RE:	Aspen Insurance Holdings Limited
Preliminary Proxy Statement filed by Endurance Specialty
Holdings Ltd. on June 2, 2014
File No. 001-31909

Dear Messrs. Panos and Kruczek:

In response to the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 11, 2014 regarding the Preliminary Proxy Statement on Schedule 14A filed by Endurance Specialty Holdings Ltd. (the “Company”) on June 2, 2014, the Company, on behalf of itself and its officer, director and employee participants, hereby acknowledges that:

(1)	the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the participant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ENDURANCE SPECIALTY HOLDINGS LTD.

By:	/s/ John V. Del Col
	Name:	John V. Del Col
	Title:	General Counsel and Secretary